Exhibit (a)(2)

For Immediate Release

LIONSGATE’S BOARD OF DIRECTORS REJECTS ICAHN’S UNSOLICITED PARTIAL TENDER OFFER

SANTA MONICA, CA, and VANCOUVER, BC, March 12, 2010 — Lionsgate (NYSE: LGF) today announced that its Board of Directors, in consultation with its financial and legal advisors, has determined, by unanimous vote of the directors present, that the unsolicited partial tender offer from Carl Icahn and certain of his affiliated entities (the “Icahn Group”) to purchase up to 13,164,420 common shares of Lionsgate for $6.00 per share is financially inadequate and coercive and is not in the best interests of Lionsgate and its shareholders and other stakeholders. The Board strongly recommends that Lionsgate shareholders not tender their shares into the Icahn Group offer.

The basis for the Board’s recommendation with respect to the Icahn Group’s unsolicited partial tender offer, which followed a thorough review of the offer by a Special Committee of the Board, is set forth in Lionsgate’s Schedule 14D-9 filed today with the Securities and Exchange Commission (the “SEC”) and directors’ circular filed with Canadian securities regulators.

“The Lionsgate Board of Directors strongly believes that the unsolicited partial offer by the Icahn Group is inadequate from a financial point of view and doesn’t reflect the full value of Lionsgate shares,” said Lionsgate Co-Chairman and Chief Executive Officer Jon Feltheimer. “Lionsgate is a strong and diversified Company with a focused strategy that we expect to generate far greater value for shareholders. We have built the Company piece by piece over the past 10 years through a patient, consistent and disciplined approach to both internal growth and external acquisitions. The Board and the Company’s management is committed to continuing to take all appropriate and necessary actions to build value for Lionsgate’s shareholders. We are confident we can better serve our shareholders by continuing to execute our strategic business plan, and the acquisition of effective control by the Icahn Group would significantly jeopardize that plan.”

The reasons for Lionsgate Board’s recommendation to reject the Icahn Group’s offer are detailed in the Schedule 14D-9 filing and directors’ circular (which will be mailed to Lionsgate shareholders), and include:

•	The Icahn Group’s offer is inadequate from a financial point of view and does not reflect the full value of the Lionsgate shares. The price offered by the Icahn Group does not reflect significant value for Lionsgate that senior management, under the direction of the Board, has built over the past 10 years. Nor does it reflect the significant additional value that the Board and senior management believe would result from the continued implementation of Lionsgate’s business plan, including continued growth of Lionsgate’s theatrical, library and television businesses. Additionally, the Icahn Group’s offer price of $6.00 per share is a 28.5% discount to the average price targets of Wall Street analysts for Lionsgate shares as of March 4, 2010.

•	As the owner of 29.9% of Lionsgate’s outstanding shares, the Icahn Group would likely have the power to effectively veto certain significant transactions and other matters requiring approval by a special resolution of shareholders. The Icahn Group has indicated that it is making the offer “in the hope of having a greater opportunity to participate in decisions regarding major acquisitions and other matters that would affect Shareholders.” If the Icahn Group acquires the additional shares for which the offer is made, it would have the ability to effectively “veto” matters that need to be approved by a special resolution of shareholders, which consist of several fundamental decisions including certain acquisitions, business combinations and reorganizations.

•	The purchase price offered by the Icahn Group represents an effort to acquire control of Lionsgate without paying a control premium. As noted above, if the offer is successfully completed, the Icahn Group would acquire the ability, without having paid an appropriate control premium, to effectively control a range of significant decisions that may be made by Lionsgate, without paying an appropriate control premium. In effect, the Icahn Group is seeking to acquire control of Lionsgate for a total offer price of less than $80 million.

•	The acquisition by the Icahn Group of 29.9% of Lionsgate’s outstanding shares would constitute an event of default under Lionsgate’s credit facilities. Under the terms of Lionsgate’s credit facilities, the Icahn Group’s acquisition would constitute an event of default that would permit the lenders to accelerate the maturity of outstanding borrowings. Furthermore, if such event of default were not waived or cured, the holders of certain outstanding notes issued by Lionsgate’s wholly owned subsidiary would have the right to accelerate the repayment of such notes. As of March 8, 2010, $472.1 million in total principal amount of such notes were outstanding and Lionsgate had borrowings of approximately $44 million outstanding under the credit facilities.

•	The Icahn Group lack industry experience. To the knowledge of Lionsgate, the Icahn Group has limited experience in operating a business in Lionsgate’s industry. Despite this, the Icahn Group is seeking “a greater opportunity to participate in decisions regarding major acquisitions and other matters that would affect Shareholders”, including through the formation of, and representation on, a new “investment in films and television programs” capital allocation committee of the Board.

•	The Icahn Group’s “partial bid” is inherently coercive to other shareholders. The Icahn Group’s offer forces shareholders to decide whether to accept the offer, reject the offer, sell into the market or maintain their position, without knowing the extent to which other shareholders will accept the offer or the price at which the shares will trade after the offer, the role that the Icahn Group would play following the offer and the impact of that role on the value of the shares.

•	The offer is highly conditional and creates substantial uncertainty for Lionsgate’s shareholders. There are numerous conditions to the offer, many of which provide the Icahn Group with broad discretion to determine whether to proceed with the offer.

To limit the potential adverse impact on Lionsgate, its shareholders and other stakeholders of an accumulation of a significant interest in the shares through a transaction like the Icahn Group’s partial bid or other means that would result in coercive or unfair attempts to take over Lionsgate without affording all shareholders the opportunity to sell all of their shares for fair value, the Board has also determined that it is in the best interests of Lionsgate, its shareholders and other stakeholders to adopt a shareholder rights plan and has authorized the issuance of one share purchase right for each outstanding common share as of March 22, 2010 (and each share issued thereafter), as provided in the rights plan. A copy of the rights plan will be available on the SEC’s website, www.sec.gov, and at www.sedar.com. The Board has authorized the convening of a special meeting of shareholders on May 4, 2010 to confirm the implementation of the rights plan.

The Schedule 14D-9 filing is available on the SEC’s website, www.sec.gov and the directors circular is available at www.sedar.com. In addition, the Schedule 14D-9 filing, the directors’ circular, this press release and other materials related to the Icahn Group’s unsolicited partial offer are available in the “Investor” section of Lionsgate’s website at www.lionsgate.com. Copies will also be available at no charge by writing to Lionsgate at 2700 Colorado Avenue, Suite 200, Santa Monica, California 90404.

Morgan Stanley is serving as financial advisor to Lionsgate and Heenan Blaikie LLP is serving as legal advisor. Perella Weinberg Partners LP is serving as financial advisor to the Special Committee of the Lionsgate Board of Directors and Wachtell, Lipton, Rosen & Katz is serving as U.S. legal advisor and Goodmans LLP is serving as Canadian legal advisor.

About Lionsgate

Lionsgate (NYSE: LGF) is the leading next generation studio with a strong and diversified presence in the production and distribution of motion pictures, television programming, home entertainment, family entertainment, video-on-demand and digitally delivered content. The Company has built a strong television presence in production of prime time cable and broadcast network series, distribution and syndication of programming through Debmar-Mercury and an array of channel assets. Lionsgate currently has nearly 20 shows on 10 different networks spanning its prime time production, distribution and syndication businesses, including such critically-acclaimed hits as “Mad

Men”, “Weeds” and “Nurse Jackie” along with new series such as “Blue Mountain State” and the syndication successes “Tyler Perry’s House Of Payne”, its spinoff “Meet The Browns” and “The Wendy Williams Show”. Its feature film business has generated more than $400 million at the North American box office in the past year, including the recent critically-acclaimed hit PRECIOUS, which has garnered nearly $50 million at the North American box office and won two Academy Awards®. The Company’s home entertainment business has grown to more than 7% market share and is an industry leader in box office-to-DVD revenue conversion rate. Lionsgate handles a prestigious and prolific library of approximately 12,000 motion picture and television titles that is an important source of recurring revenue and serves as the foundation for the growth of the Company’s core businesses. The Lionsgate brand remains synonymous with original, daring, quality entertainment in markets around the world.

Additional Information

This communication does not constitute an offer to buy or solicitation of an offer to sell any securities. Lionsgate has filed a Solicitation/Recommendation Statement on Schedule 14D-9 with the U.S. Securities and Exchange Commission and a directors’ circular with Canadian securities regulators. Any Solicitation/Recommendation Statement and directors’ circular filed by Lionsgate that is required to be mailed to shareholders will be mailed to shareholders of Lionsgate. In addition, Lionsgate will file a proxy statement with the SEC and Canadian securities regulators in connection with the special meeting of shareholders. Any definitive proxy statement will be mailed to shareholders of Lionsgate. SHAREHOLDERS ARE STRONGLY ENCOURAGED TO READ THESE AND OTHER DOCUMENTS FILED WITH THE SEC OR CANADIAN SECURITIES REGULATORS IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE, AS THEY WILL CONTAIN CERTAIN IMPORTANT INFORMATION. Shareholders will be able to obtain the Solicitation/Recommendation Statement, the directors’ circular, any amendments or supplements thereto, the proxy statement, when available, and other documents filed by Lionsgate with the SEC and Canadian securities regulators related to the Icahn Group’s unsolicited partial tender offer for no charge in the “Investors” section of Lionsgate’s website at www.lionsgate.com or at the SEC’s website at www.sec.gov or at www.sedar.com. Copies will also be available at no charge by writing to Lionsgate at 2700 Colorado Avenue, Suite 200, Santa Monica, California 90404.

Certain Information Regarding Participants

Lionsgate and certain of its directors and executive officers may be deemed to be participants under the rules of the SEC. Shareholders may obtain information regarding the names, affiliations and interests of Lionsgate’s directors and executive officers in Lionsgate’s Annual Report on Form 10-K filed with the SEC on June 1, 2009, as updated in Exhibit 99.1 to Lionsgate’s Current Report on Form 8-K filed with the SEC on October 13, 2009, and its proxy statement for the 2009 Annual Meeting filed with the SEC on August 17, 2009. To the extent that holders of Lionsgate securities have changed since the amounts printed in the proxy statement for the 2009 Annual Meeting, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Additional information regarding the interests of these participants in any proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will also be included in any proxy statement and other relevant materials to be filed with the SEC if and when they become available. These documents (when available) can be obtained free of charge from the sources indicated above.

Forward-Looking Statements

Certain statements in this press release may constitute “forward-looking” statements. Forward-looking statements are based upon assumptions as to future events that may not prove to be accurate. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. Actual outcomes and results may differ materially from what is expressed or forecasted in these forward-looking statements as a result of various important factors, including, but not limited to, actions taken by the Icahn Group, actions taken by shareholders in respect of the offer, the possible effect of the offer on Lionsgate’s business (including, without limitation, on Lionsgate’s credit facilities and notes), the substantial investment of capital required to produce and market films and television series, increased costs for producing and marketing feature films, budget overruns, limitations imposed by Lionsgate’s credit facilities, unpredictability of the commercial success of Lionsgate’s motion pictures and television programming, the cost of defending Lionsgate’s intellectual property, difficulties in integrating acquired businesses, technological changes and other trends affecting the entertainment industry, and the risk factors found under the heading “Risk Factors” in Lionsgate’s 2009 Annual Report on Form 10-K filed with the SEC on June 1, 2009, as updated in Exhibit 99.1 to Lionsgate’s Current Report on Form 8-K filed with the SEC on October 13, 2009, and Lionsgate’s Quarterly Report on Form 10-Q for the quarter ended December 31, 2009 filed with the SEC on February 9, 2010. As a result, these statements speak only as of the date they were made and Lionsgate undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless such updates or revisions are required by applicable law. Words such as “expects,” “intends,” “plans,” “projects,” “believes,” “estimates,” and similar expressions are used to identify these forward-looking statements.

Contact:

Peter D. Wilkes
310-255-3726
pwilkes@lionsgate.com

Andrea Priest / Annabelle Rinehart
Joele Frank, Wilkinson Brimmer Katcher
212-355-4449

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